SEC 1746  Potential persons who are to respond to the collection of information
11-02) contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                   -----------------------------
                                                             OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number:         3235-0145
                                                   -----------------------------
                                                   Expires:    December 31, 2005
                                                   -----------------------------
                                                   Estimated average burden
                                                   hours per response........ 11
                                                   -----------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*

                                 NVE Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    629445206
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Mary E. Schaffner
                              Wells Fargo & Company
                                  MAC N9305-173
                               Wells Fargo Center
                               Sixth and Marquette
                              Minneapolis, MN 55479
                                 (612) 667-2367
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 10, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629445206                   13D                   Page 2 of 10
          ---------

--------------------------------------------------------------------------------
 1.   Name of Reporting Persons
      I.R.S. Identification No(s). of above person(s) (entities only)

            Norwest Equity Partners IV
            Federal Tax Identification Number:  41-1647118
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [_]
      (b) [X]

--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)

            N/A
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

            Minnesota
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   Number of                      0
    Shares           -----------------------------------------------------------
 Beneficially         8.    Shared Voting Power
   Owned by                       0
     Each            -----------------------------------------------------------
   Reporting          9.    Sole Dispositive Power
    Person                        0
     With            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                                  0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            0
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

            0%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

            PN
--------------------------------------------------------------------------------

CUSIP No. 629445206                       13D                       Page 3 of 10
         -----------------
--------------------------------------------------------------------------------
 1. Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only)
             Itasca Partners
             Federal Tax Indentification Number: 41-1647117
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)
      N/A
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      Minnesota
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   Number of                     0
    Shares           -----------------------------------------------------------
 Beneficially         8.    Shared Voting Power
   Owned by                      0
     Each            -----------------------------------------------------------
   Reporting          9.    Sole Dispositive Power
    Person                       0
     With            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                                 0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
          0
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
          0%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Insturctions)
          PN
--------------------------------------------------------------------------------

CUSIP No. 629445206                     13D                         Page 4 of 10
         -----------------
--------------------------------------------------------------------------------
 1. Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only)
               John E. Lindahl
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)
      N/A
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      United States
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   Number of                     0
    Shares           -----------------------------------------------------------
 Beneficially         8.    Shared Voting Power
   Owned by                      0
     Each            -----------------------------------------------------------
   Reporting          9.    Sole Dispositive Power
    Person                       0
     With:           -----------------------------------------------------------
                     10.    Shared Dispositive Power
                                 0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
         0
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
         0%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------

CUSIP No. 629445206                   13D                     Page 5 of 10
          ---------
--------------------------------------------------------------------------------
 1. Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only)
           George J. Still, Jr.
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [_]
      (b) [x]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)
        oo
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
          United States
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   Number of                     13,568
    Shares           -----------------------------------------------------------
 Beneficially         8.    Shared Voting Power
   Owned by                      0
     Each            -----------------------------------------------------------
   Reporting          9.    Sole Dispositive Power
    Person                       13,568
     With            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                                 0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
          13,568
--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
          0.3%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

CUSIP No. 629445206                   13D                     Page 6 of 10
          ---------
--------------------------------------------------------------------------------
 1. Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only)
          John P. Whaley
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [_]
      (b) [x]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)
          oo
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
          United States
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   Number of                     12,012
    Shares           -----------------------------------------------------------
 Beneficially         8.    Shared Voting Power
   Owned by                      0
     Each            -----------------------------------------------------------
   Reporting          9.    Sole Dispositive Power
    Person                       12,012
     With            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                                 0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
          12,012
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
          0.3%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

CUSIP No. 629445206                      13D                 Page 7 of 10
          ---------

                            STATEMENT FOR SCHEDULE 13D

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $.01 per share, of NVE Corporation, whose executive offices are located at 11409 Valley View Road, Eden Prairie, Minnesota 55344.

Item 2.  Identity and Background.

(a)-(c) This statement is filed by the entities and persons listed below, each a "Reporting Person":

         Norwest Equity Partners IV
         Itasca Partners
         John E. Lindahl
         George J. Still, Jr.
         John P. Whaley

Norwest Equity Partners IV ("NEP IV") is a Minnesota limited partnership, of which Itasca Partners, a Minnesota limited liability partnership ("Itasca Partners"), is the general partner. John E. Lindahl and George J. Still, Jr. are the managing partners of Itasca Partners and John P. Whaley is the managing administrative partner of Itasca Partners. The address of NEP IV is 3600 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402.

(d) During the last five years, none of the persons listed above has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the entities listed above is organized under the laws of the state of Minnesota. Each of the natural persons listed above is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

On October 10, 2003, NEP IV reacquired direct ownership of the shares reported herein through a transfer by John P. Whaley. John P. Whaley had acquired the shares from NEP IV on July 10, 2003. On October 10, 2003, NEP IV distributed, as a pro rata partnership distribution without consideration, an aggregate of 1,221,487 shares of NVE Corporation common stock, representing all shares of NVE Corporation common stock held by NEP IV (the "Distribution"). George J. Still, Jr. and John P. Whaley received 13,568 and 11,783 shares, respectively, in the Distribution.

Item 4.  Purpose of Transaction.

Reference is made to Item 3, above. NEP IV made the Distribution to provide its partners with an equity interest in NVE Corporation, who hold such shares for investment purposes only.

Item 5.  Interest in Securities of the Issuer.

(a) Reference is made to rows (11) and (13) on the cover page for each Reporting Person.

(b) Reference is made to rows (7) through (10) on the cover page for each Reporting Person.

CUSIP No. 629445206                      13D                  Page 8 of 10
          ---------

(c) Reference is made to Item 4, above.

(d) With the exception of the persons who are the holders of record of the shares of common stock of NVE Corporation listed above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock beneficially owned by the Reporting Persons.

(e) October 10, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to Item 4, above. On October 10, 2003, NEP IV reacquired direct ownership of the shares reported herein through a transfer by John P. Whaley pursuant to the terms of a Stock Purchase Agreement between the same parties. The Stock Purchase Agreement is attached to this Schedule 13D as
Exhibit 7.1.

Item 7.  Material to be Filed as Exhibits.

      7.1 Stock Purchase Agreement by and between John P. Whaley and Norwest Equity Partners IV, dated as of October 10, 2003.

CUSIP No.629445206                     13D                Page 9 of 10
         ---------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 2003

                                     Norwest Equity Partners IV

                                     /s/ John P. Whaley
                                     By: John P. Whaley, Managing Administrative
                                     Partner of Itasca Partners., the General
                                     Partner of Norwest Equity Partners IV

   Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.629445206                  13D                     Page 10 of 10
         ---------

Exhibit Index

7.1 Stock Purchase Agreement by and between John P. Whaley and Norwest Equity Partners IV, dated as of October 10, 2003.